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                             July 5, 2023

       Jeffrey Tirman
       Chief Executive Officer
       Abri SPAC I, Inc.
       9663 Santa Monica Blvd., No. 1091
       Beverly Hills, CA 90210

                                                        Re: Abri SPAC I, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 30, 2023
                                                            File No. 333-268133

       Dear Jeffrey Tirman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       PIPE Investment and Equity Line of Credit, page 35

   1. Please update your disclosure of the status of the PIPE Investment and the firm commitment on the
Equity Line of Credit (ELOC) to the current date. Revise related disclosures throughout
the registration statement including the pro forma financial information, as
applicable.
       Pro Forma Net Loss and Net Book Value Per Share Calculation, page 37

   2. In the sentence that precedes the table on page 37, you indicate that the table discloses both the pro forma net
loss and book value per share as of and for the three month period ended March 31, 2023
under each of the three redemption scenarios. However, your pro
 Jeffrey Tirman
Abri SPAC I, Inc.
July 5, 2023
Page 2
         forma book value under each of these scenarios has not been disclosed. Please revise to also disclose the pro forma book value per share under each of these scenarios. Also, please revise to also disclose your pro forma net loss and book value per share under each of these scenarios as of and for the fiscal year ended December 31, 2022.
Certain DLQ Projected Financial Information, page 100

3. We note your revised disclosure in response to comment 9 that the company obtained updated financial projections from DLQ for 2024. Please revise the Background of the
         Business Combination section beginning on page 92 to explain why updated financials were obtained. We also note that you have removed the projections for 2022 and 2023.
         Given your disclosure suggests that the board considered such projections, please reinclude those projections in your disclosure.
Material U.S. Federal Income Tax Consequences
Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of
DLQ Parent Common Stock, page 134

4.       We reissue comment 31 from our letter dated November 30, 2022. We note your
         disclosure that DLQ and Abri intend that, for U.S. federal income tax purposes, the
         Business Combination will qualify as a    reorganization    within the
meaning of Section
         368(a) of the Code. Please revise to provide a tax opinion related to the material tax consequences of the Business Combination to both Abri and DLQ Parent Stockholders.
         Refer to Section III.A.2 of Staff Legal Bulletin No. 19.
Information About DLQ, page 144

5.       We reissue comment 15 from our letter dated November 30, 2022. We note your
         disclosure that, prior to closing, DLQ Parent shall have transferred all of the Intellectual
         Property assets of Rebel AI, Inc. and all of the Intellectual Property assets of Fixel AI, Inc.
         to DLQ, and that all the Related Company Outbound IP Agreements and all Related
         Company Customer Agreements (as such terms are defined in the Merger Agreement)
         have been cancelled or terminated or have expired on their own terms. Please describe the material terms of these agreements in the filing and file them as exhibits to the registration statement.
6. We reissue comment 33 from our letter dated November 30, 2022. In an appropriate place
FirstName LastNameJeffrey Tirman
        in this section, please revise to describe DLQ's relationship with the Sister Companies
Comapany     NameAbricombination,
        post-business    SPAC I, Inc.and in particular, post transfer of
intellectual property, as
July 5, described
        2023 Pagein2 the Merger Agreement.
FirstName LastName
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
             I, Inc.
Comapany
July 5, 2023NameAbri SPAC I, Inc.
July 5,3 2023 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DLQ
Carve-Out Consolidated Results of Operations for the three months ended March 31, 2023 and
2022
Carve-Out Consolidated Results of Operations
Revenues, page 159

7. Please clearly describe the nature and source of Affiliation Management revenues of approximately $3 million generated through a Managed Services Agreement (MSA) with a new client during the quarter ended March 31, 2023. Disclose whether revenues are generated through website development, lead generation, email management, and search engine optimization services (Services) as disclosed on page 146 or from other sources.
         Also, please explain why management believes that DLQ's "Lead Generation Revenue is expected to bounce back" to prior levels given DLQ's working capital constraints reducing its ability to place ads on behalf of clients. Furthermore, please explain how and when management expects these working capital constraints to be lifted or resolved. Refer to
         Item 303(c)(2) of Regulation S-K.
Unaudited Pro Forma Combined Condensed Financial Information
DLQ, Inc. and Abri SPAC I, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended
March 31, 2023, page 176

8.       Refer to adjustment (BB)     Please revise to eliminate this
adjustment from the pro forma
         statement of operations for the three months ended March 31, 2023. Since this adjustment is for estimated direct and incremental transaction costs that will not recur in the
         Company   s income beyond 12 months after the transaction and they
have already been
         included in the pro forma statement of operations for the year ended December 31, 2022 in adjustment (BB), they should not be included in the pro forma statement of operations for three months ended March 31, 2023. Refer to the guidance in Rule 11-02(a)(6)(i)(B)
         of Regulation S-X.
DLQ, Inc. Carve-Out Consolidated Financial Statements for the Three Months Ended March 31,
2023 and 2022
Notes to Consolidated Financial Statements
Note 12. Related Parties, page F-81

9. Please explain how you accounted for the additional 1,750,000 restricted common shares of Logiq, Inc. common stock which DLQ was required to issue to its customer (Client)
         under the Managed Services Agreement and Independent Contractor Agreement (IC
         Agreement) since the business combination between DLQ and Abri SPAC I had not been completed as of April 1, 2023. Also, please explain your accounting for the compensation for the services to be provided by Client to the Company under the IC Agreement.
 Jeffrey Tirman
Abri SPAC I, Inc.
July 5, 2023
Page 4
General

10. We note your disclosure regarding the PIPE Investment and ELOC for additional funds of up to $4,555,231 and $30,000,000, respectively. Please revise the disclosure throughout so the following is clear to investors:

             The likelihood that each financing is secured and the anticipated timing;
             A summary of the final, material terms of such financings;
             Whether you would issue shares at a discount, including a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination;
             Whether and to what extent the PIPE Investment and ELOC may be sources of dilution for shareholders who elect not to redeem their shares in connection with the business combination. Please provide disclosure of the impact of each source of dilution at each of the redemption levels detailed in your sensitivity analyses, including any needed assumptions. To the extent that the PIPE Investment would occur at the closing of the business combination, include the PIPE investors in your presentation of the post-combination company ownership; and
             Revise the Background of the Business Combination section beginning on page 92 to include a discussion of negotiations relating to the PIPE Investment and the ELOC, including background on when and why you decided to pursue these additional financing arrangements. With respect to the PIPE Investment, describe how the amount of the PIPE Investment amount was determined, how potential investors were selected, and what relationship these parties have with Abri, the Sponsor, and DLQ.
           If there was a placement agent, state the name of the placement agent and quantify the aggregate fees payable to such placement agent.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Tirman
                                                           Division of
Corporation Finance
Comapany NameAbri SPAC I, Inc.
                                                           Office of Trade &
Services
July 5, 2023 Page 4
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName